Exhibit 8.1

[Letterhead of Smith, Gambrell & Russell, LLP]

September     , 2004

First National Bankshares of Florida, Inc.

2150 Goodlette Road North

Naples, Florida, 34102

Re:	Agreement and Plan of Merger under which Southern Community Bancorp will merge with and First National Bankshares of Florida, Inc.

Ladies/Gentlemen:

We have acted as special counsel to First National Bankshares of Florida, Inc. (“FLB”) in connection with the proposed merger (the “Merger”) of Southern Community Bancorp (“SCB”) with and into FLB, pursuant to the terms of and as described in that certain Agreement and Plan of Merger (the “Merger Agreement”) dated as of March 19, 2004, by and between FLB and SCB. At your request, in connection with the filing by FLB of a Registration Statement on Form S-4 relating to the issuance of shares of common stock of FLB in the Merger (the “Registration Statement”) and the joint proxy statement-prospectus of FLB and SCB (the “Proxy Statement-Prospectus”) included as part of the Registration Statement, and pursuant to Section 9.1(f) of the Merger Agreement, we are rendering our opinion concerning certain federal income tax consequences of the Merger. Unless otherwise indicated, all capitalized terms used in this opinion have the same meaning as used in the Merger Agreement.

For purposes of rendering our opinion herein, we have conducted an examination of the Internal Revenue Code of 1986, as amended (the “Code”), and such other applicable laws, regulations, rulings, decisions, documents and records as we have deemed necessary. With respect to factual matters, we have relied upon the Merger Agreement, including, without limitation, the representations of the parties set forth therein, and upon certain statements and representations made to us in certificates by officers of FLB and SCB, in each case without independent verification thereof. With the consent of FLB and SCB, we have relied on the accuracy and completeness of the statements and representations contained in such certificates and have assumed that such certificates will be complete and accurate as of the Effective Time. We have assumed that any representation or statement qualified by “the best of knowledge” of the party making such representation or statement, or by any similar qualification, is correct without such qualification. As to all matters in which a person or entity making a representation referred to above has represented that such person or entity either is not a party to, or does not have, or is not aware of, any plan or intention, understanding or agreement, we have assumed

September     , 2004

that there is in fact no such plan, intention, understanding or agreement. We have also relied on the accuracy and completeness of the Proxy Statement-Prospectus.

For purposes of this opinion, we have assumed that (i) except for cash paid in lieu of fractional shares and cash paid to holders of SCB Common Stock who exercise statutory dissenters’ rights, all of the outstanding shares of SCB Common Stock will be exchanged for FLB Common Stock in the Merger, (ii) the shares of SCB Common Stock constitute capital assets in the hands of each holder thereof, and (iii) the Merger will be consummated according to the terms of the Merger Agreement.

Based on the foregoing, and subject to the qualifications set forth below, we are of the opinion that under the Code:

(1) the Merger will constitute a reorganization under Code §368(a);

(2) holders of shares of SCB Common Stock who exchange such shares solely for shares of FLB Common Stock will not recognize gain or loss on the exchange;

(3) the federal income tax basis of shares of FLB Common Stock received in exchange for shares of SCB Common Stock (including any fractional share interest to which the holder may be entitled) will be equal to the holder’s basis of the shares of SCB Common Stock surrendered in exchange therefor, and the holding period of such FLB Common Stock will include the holding period of the SCB Common Stock surrendered in exchange therefor; and

(4) the receipt of cash in lieu of fractional shares will be treated as if the fractional shares were distributed as part of the exchange and then redeemed by FLB, and capital gain or loss will be recognized in an amount equal to the difference between the cash received and the basis of the fractional share of SCB Common Stock surrendered; and

(5) a holder of shares of SCB Common Stock who exercises statutory dissenters’ rights in connection with the Merger generally will recognize capital gain or loss equal to the difference, if any, between such holder’s tax basis in the SCB Common Stock exchanged and the amount of cash received in exchange therefor.

The opinions expressed herein are based upon our interpretation of existing legal authorities, and no assurance can be given that such interpretations would be followed if the exchange of shares contemplated by the Merger became the subject of administrative or judicial proceedings. Statements of opinion herein are opinions only and should not be interpreted as guarantees of the current status of the law, nor should they be accepted as a guarantee that a court of law or administrative agency will concur in such statement.

September     , 2004

No opinion is expressed with respect to any of the following:

(i) the appropriate method to determine the fair market value of any stock or other consideration received in any sale or exchange;

(ii) the state, local or foreign tax consequences of any aspect of the Merger; or

(iii) the federal income tax consequences of any aspect of the Merger to holders of SCB Common Stock who are subject to special tax treatment for federal income tax purposes, including among others, insurance companies, tax exempt entities and foreign taxpayers, or to holders of warrants or options to purchase SCB Common Stock, if any, which will be exchanged for or converted into options or warrants to acquire FLB Common Stock.

The shareholders of FLB and SCB are entitled to rely on the opinions set forth herein for purposes of approving the Merger. Except as set forth in the preceding sentence, the opinions set forth herein are addressed only to, and may be relied upon only by, the addressee hereof, and only in connection with the transactions contemplated by the Merger Agreement, and are not to be used or relied upon by any other parties, or in connection with any other transactions, except with the prior written consent of this law firm.

We consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement, and to the references to this opinion in the Registration Statement and the Proxy Statement-Prospectus. In giving this opinion, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

SMITH, GAMBRELL & RUSSELL, LLP